# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Wallbox N.V., CIK 0001866501
CUSIP: N94209108
Title of class of securities: Class A ordinary shares
Address of issuer's principal executive offices: Carrer Del Foc, 68, Barcelona, Spain (U3), 08038
Date of event which requires filing of this statement: 03/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001360587

## Reporting persons
- Iberdrola, S.A.: type of reporting person: corporation (CO); citizenship or place of organization: Spain (U3); sole voting power 0; shared voting power 22,838,678; sole dispositive power 0; shared dispositive power 22,838,678; aggregate amount beneficially owned 22,838,678 (8.6% of the class)
  Comment: Row 6, 8 and 9 - Consists of 22,838,678 Class A ordinary shares.
  
  Row 11 - Represents the percentage of ownership of Class A ordinary shares of the Issuer as of the date hereof, based upon 237,362,279 Class A ordinary shares outstanding as of December 31, 2024, and an additional 26,707,142 Class A ordinary shares, issued in the Issuer's private placement that closed on February 21, 2025, both of which are disclosed in the Issuer's annual report on Form 20-F filed with the Securities and Exchange Commission ("SEC") on May 6, 2025.
- Iberdrola Participaciones, S.A.U.: type of reporting person: corporation (CO); citizenship or place of organization: Spain (U3); sole voting power 0; shared voting power 22,838,678; sole dispositive power 0; shared dispositive power 22,838,678; aggregate amount beneficially owned 22,838,678 (8.6% of the class)
  Comment: Row 6, 8 and 9 - Consists of 22,838,678 Class A ordinary shares.
  
  Row 11 - Represents the percentage of ownership of Class A ordinary shares of the Issuer as of the date hereof, based upon 237,362,279 Class A ordinary shares outstanding as of December 31, 2024, and an additional 26,707,142 Class A ordinary shares, issued in the Issuer's private placement that closed on February 21, 2025, both of which are disclosed in the Issuer's annual report on Form 20-F filed with the SEC on May 6, 2025.
- Inversiones Financieras Perseo, S.L.U.: type of reporting person: corporation (CO); citizenship or place of organization: Spain (U3); sole voting power 0; shared voting power 22,838,678; sole dispositive power 0; shared dispositive power 22,838,678; aggregate amount beneficially owned 22,838,678 (8.6% of the class)
  Comment: Row 6, 8 and 9 - Consists of 22,838,678 Class A ordinary shares.
  
  Row 11 - Represents the percentage of ownership of Class A ordinary shares of the Issuer as of the date hereof, based upon 237,362,279 Class A ordinary shares outstanding as of December 31, 2024, and an additional 26,707,142 Class A ordinary shares, issued in the Issuer's private placement that closed on February 21, 2025, both of which are disclosed in the Issuer's annual report on Form 20-F filed with the SEC on May 6, 2025.

## Item 1. Issuer
Name of issuer: Wallbox N.V.
Address of issuer's principal executive offices: Carrer Del Foc, 68, Barcelona, Spain, 08038

## Item 2. Person Filing
Name of person filing:
This Schedule 13G/A is being filed by Iberdrola, S.A., Iberdrola Participaciones, S.A.U. and Inversiones Financieras Perseo, S.L.U. (each a "Reporting Person", and together, the "Reporting Persons").

See Exhibit A for the Reporting Persons' agreement for a joint filing of a single statement on their behalf.
Address of principal business office or, if none, residence:
The address of the principal business office of Iberdrola, S.A. is:

Plaza Euskadi, 5, Bilbao (Bizkaia), Spain 48009

The address of the principal business office of Iberdrola Participaciones, S.A.U. is:

Plaza Euskadi, 5, Bilbao (Bizkaia), Spain 48009

The address of the principal business office of Inversiones Financieras Perseo, S.L.U. is

Plaza Euskadi, 5, Bilbao (Bizkaia), Spain 48009
Citizenship: Please see response to Item 4 on each cover sheet for each Reporting Person.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See the response to Item 9 for each Reporting Person on the relevant attached cover page.
Percent of class: See the response to Item 11 for each Reporting Person on the relevant attached cover page.
Sole power to vote or to direct the vote: See the response to Item 5 for each Reporting Person on the relevant attached cover page.
Shared power to vote or to direct the vote: See the response to Item 6 for each Reporting Person on the relevant attached cover page.
Sole power to dispose or to direct the disposition: See the response to Item 7 for each Reporting Person on the relevant attached cover page.
Shared power to dispose or to direct the disposition: See the response to Item 8 for each Reporting Person on the relevant attached cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
EXHIBIT A JOINT FILING AGREEMENT

## Signatures
- Iberdrola, S.A.: /s/ Juan Jose Zuniga Benavides, Juan Jose Zuniga Benavides/Head of Equity Markets (05/21/2025)
- Iberdrola Participaciones, S.A.U.: /s/ Felix Sobrino Martinez, Felix Sobrino Martinez/Joint Director (05/21/2025)
- Iberdrola Participaciones, S.A.U.: /s/ Javier Salazar Blanco, Javier Salazar Blanco/Joint Director (05/21/2025)
- Inversiones Financieras Perseo, S.L.U.: /s/ Agustin Delgado Martin, Agustin Delgado Martin/Joint Director (05/21/2025)
- Inversiones Financieras Perseo, S.L.U.: /s/ Javier Salazar Blanco, Javier Salazar Blanco/Joint Director (05/21/2025)